GUZOV OFSINK, LLC ATTORNEYS-AT-LAW 600 MADISON AVENUE 14th FLOOR NEW YORK, NEW YORK 10022 TELEPHONE: (212) 371-8008 TELEFAX: (212) 688-7273 http://www.golawintl.com

Long Island Office: 200 Broadhollow Road Melville, NY 11747 Telephone: (631) 293-2904 • Fax: (631) 293-4418

October 27, 2008

BY EDGAR
Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	China Biopharma, Inc.
Form 10-KSB for the Fiscal Year Ended December 31, 2007, filed March 25, 2008; 10-QSB for the Six Months Ended June 30, 2008, filed August 14, 2008; File No. 000-50005.

Dear Mr. Rosenberg:

Reference is made to your comment letter, dated August 28, 2008, to our client, China Biopharma, Inc., (the “Company”), relating to the subject annual report and quarterly report (the “Comment Letter”).

On behalf of the Company we wish to advise you that the Company is currently preparing its response and plans to file on or prior to November 7, 2008.

If you have any questions regarding any of the foregoing please do not hesitate to contact Mark Cawley or Darren Ofsink at (212) 371-8008.

Very truly yours,
GUZOV OFSINK, LLC
By:	/s/ Darren Ofsink
Darren Ofsink